UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THT HEAT TRANSFER TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-5463509
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

THT Industrial Park,
No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People’s Republic of China	136000
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: __________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001
(Title of class)
None

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement on Form 8-A relates to the registration of common stock, par value $0.001 per share (the “Common Stock”), of THT Heat Transfer Technology, Inc., a Nevada corporation (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on the NASDAQ Stock Market LLC. The Common Stock is presently quoted on the OTC Bulletin Board under the symbol “THTI.”

The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Incorporation, as amended and Bylaws, as amended, copies of which are incorporated herein by this reference.

Common Stock

We are authorized to issue up to 190 million shares of common stock, par value $.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that elections for directors shall be by a plurality of votes. No stockholder will, solely by reason of holding shares of any class, have any preemptive or preferential right to purchase or subscribe for any shares of the Company, or any notes, debentures, bonds or other securities convertible into or carrying warrants, rights or options to purchase shares of any class, whether or not the issuance of any such shares or such notes, debentures, bonds or other securities would adversely affect the dividend, voting or any other rights of such stockholder.

In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, after payment shall have been made to any holders of shares of any series of Preferred Stock then outstanding of the full amount of preferential payments to which they shall respectively be entitled as may be stated and expressed pursuant to the resolution establishing any such series of Preferred Stock, the holders of shares of Common Stock then outstanding shall be entitled to share ratably based upon the number of shares of Common Stock held by them in all remaining assets of the Corporation available for distribution to its shareholders.

The holders of shares of our common stock are entitled to receive such dividends as from time to time may be declared by the Board of Directors, subject to any preferential payments to which the holders of shares of any series of Preferred Stock are entitled as may be stated and expressed pursuant to the resolution establishing any such series of Preferred Stock. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $.001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may increase or decrease the number within each series, and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

Transfer Agent and Registrar

Our independent stock transfer agent is Securities Transfer Corporation, located in Frisco, Texas. Their mailing address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Their phone number is (469) 633-0100.

Item 2. Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company [Incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form 10 filed on September 21, 2006].
3.2	Certificate of Merger of BTHC VIII, LLC into the Company [Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 10 filed on September 21, 2006].
3.3	Certificate of Amendment of Certificate of Incorporation of the Company [Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 16, 2007]
3.4	Articles of Incorporation of the Company [Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 4, 2009]
3.5	Bylaws of the Company [Incorporated by reference to Exhibit 3.5 to the Company’s Registration Statement on Form 10 filed on September 21, 2006].
3.6	Bylaws of the Company [Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 4, 2009]

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 7, 2010	THT Heat Transfer Technology, Inc.

	By:	/s/ Guohong Zhao
Guohong Zhao
Chief Executive Officer